Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-276430 and 333-276597

PROSPECTUS SUPPLEMENT NO. 1

(TO PROSPECTUS DATED MAY 8, 2024)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 8, 2024 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-276430 and 333-276597), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on May 28, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 28, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial and Operating Results for the three months ended March 31, 2024

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) financial and operating results for the quarter ended March 31, 2024.

EXHIBIT INDEX

99.1	C3is Inc. financial and operating results for the quarter ended March 31, 2024

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

May 28, 2024

On May 28, 2024, C3is Inc. (the “Company”) announced its financial and operating results for the three months ended March 31, 2024.

First Quarter 2024 Results:

•

Voyage revenues for the three months ended March 31, 2024 amounted to $12.8 million, an increase of $9.6 million compared to revenues of $3.2 million for the three months ended March 31, 2023, primarily due to the revenues generated by our Aframax tanker acquired in July 2023. Total calendar days for our fleet were 273 and 180 days for the three months ended March 31, 2024 and 2023 respectively. Of the total calendar days in the first quarters of 2024 and 2023, 164, or 60.1% and 163 or 90.6%, were time charter days. Our fleet operational utilization was 93.4% and 90.6% for the three months ended March 31, 2024 and 2023.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2024 were $2.8 million and $1.8 million respectively, compared to $0.3 million and $1.0 million respectively, for the three months ended March 31, 2023. The increases in both voyage expenses and vessels’ operating expenses are attributed to the increase in the average number of our vessels following the acquisition of our Aframax tanker in July 2023 which operates in the spot market. Voyage expenses for the three months ended March 31, 2024 and 2023 included bunkers cost of $1.8 million and $0.1 million, corresponding to 64.3% and 33.3% of total voyage expenses. Operating expenses for the three months ended March 31, 2024 and 2023 mainly included crew expenses of $0.9 million and $0.6 million, corresponding to 50.0% and 60.0% of total vessel operating expenses, spares and consumables costs of $0.4 million and $0.3 million, corresponding to 22.2% and 30.0% of total vessel operating expenses, and maintenance expenses of $0.2 million and $0.1 million, representing works and repairs on the vessels, corresponding to 11.1% and 10.0%, of total vessel operating expenses.

•

Depreciation for the three months ended March 31, 2024 was $1.4 million, a $0.7 million increase from $0.7 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended March 31, 2024 were $0.12 million, a $0.04 million increase from $0.08 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the three months ended March 31, 2024 were $1.5 million and mainly related to expenses incurred relating to the two public offerings and the reverse stock split and expenses incurred as a result of operating as a separate public company. General and Administrative costs for the three months ended March 31, 2023 were $0.2 million.

•

Interest and finance costs for the three months ended March 31, 2024 were $0.8 million and mainly related to the accrued interest expense – related party as of March 31, 2024 in connection with the $38.7 million which is part of the acquisition price of our Aframax tanker Afrapearl II that is payable by July 2024.

•

Unrealized loss on warrants for the three months ended March 31, 2024 was $0.6 million and related to net fair value losses of our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

•	As a result of the above, for the three months ended March 31, 2024, the Company reported a net income of $3.8 million.

•	EBITDA[1] for the three months ended March 31, 2024 amounted to $5.7 million.

•	An average of 3.00 vessels were owned by the Company during the three months ended March 31, 2024.

Delivery of Drybulk Carrier

In April 2024, our Company announced an agreement to acquire a 2012-built Japanese handysize drybulk carrier from an affiliated company. Following this vessel acquisition and the delivery of the 33,664 DWT handysize drybulk carrier to our Company in May 2024, the total fleet capacity increased to 213,468 dwt. 10% of the purchase price was paid on delivery, with the remaining 90% due in April 2025.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the strength of world economies and

[1]	EBITDA is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this report.

currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the remaining purchase price for certain of our vessels, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Certain shipping industry information, statistics and charts contained herein have been derived from industry sources. You are hereby advised that such information, statistics and charts have not been prepared specifically for inclusion in this presentation and the Company has not undertaken any independent investigation to confirm the accuracy or completeness of such information.

Readers of this presentation should review our filings with the SEC for a discussion of factors and circumstances that could affect our future financial results and our ability to realize the expectations stated herein. EBITDA, Adjusted EBITDA, Time Charter Equivalent Revenues and Time Charter Equivalent $/per day may be included in our presentations, which are presented because they are used by management and certain investors to measure a company’s financial performance and underlying trends as they exclude certain items impacting overall comparability. EBITDA, Adjusted EBITDA, Time Charter Equivalent Revenues and Time Charter Equivalent $/per day are “non-GAAP financial measures” and should not be considered a substitute for net income or revenues in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2023 and March 31, 2024.

FLEET DATA	Q1 2023	Q1 2024
Average number of vessels (1)	2.00	3.00
Period end number of owned vessels in fleet	2	3
Total calendar days for fleet (2)	180	273
Total voyage days for fleet (3)	180	273
Fleet utilization (4)	100.0%	100.0%
Total charter days for fleet (5)	163	164
Total spot market days for fleet (6)	17	109
Fleet operational utilization (7)	90.6%	93.4%

1) Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net income before interest and finance costs, interest income and depreciation. EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping or other industries~~.~~

EBITDA is included herein because it is a basis, upon which we and our investors assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars)
	Q1 2023	Q1 2024
Net income - EBITDA
Net income	751,353	3,786,620
Plus interest and finance costs	305	752,546
Less interest income	—	(209,178)
Plus depreciation	670,064	1,382,297
EBITDA	1,421,722	5,712,285

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure, useful to the investors, as it is used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods and compare two shipping companies despite the charter types of their vessels.

(Expressed in thousands of U.S. Dollars except for available days and Time charter equivalent rate)
	Q1 2023	Q1 2024
Revenues	3,151,845	12,792,011
Voyage expenses	(285,020)	(2,832,992)
Time charter equivalent revenues	2,866,825	9,959,019
Total voyage days for fleet	180	273
Time charter equivalent rate	15,927	36,480

C3is Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Q1 2023	Q1 2024
Revenues
Revenues	3,151,845	12,792,011

Total revenues	3,151,845	12,792,011

Expenses
Voyage expenses	250,976	2,671,089
Voyage expenses – related party	34,044	161,903
Vessels’ operating expenses	1,013,558	1,777,270
Vessels’ operating expenses – related party	15,000	33,500
Drydocking costs	143,712	—
Management fees	79,200	120,120
General and administrative expenses	—	1,394,907
General and administrative expenses – related parties	193,855	111,436
Depreciation	670,064	1,382,297

Total expenses	2,400,409	7,652,522

Income from operations	751,436	5,139,489

Other (expenses)/income
Interest and finance costs	(305)	(1,929)
Interest and finance costs – related party	—	(750,617)
Interest income	—	209,178
Foreign exchange gain/(loss)	222	(179,630)
Unrealized loss on warrants	—	(629,871)

Other expenses, net	(83)	(1,352,869)

Net Income	751,353	3,786,620

Earnings per share (iii)
- Basic	23.61	1.11
- Diluted	10.06	1.11
Weighted average number of shares
- Basic	31,826	655,756
- Diluted	74,683	655,756

iii

The computation of earnings per share gives retroactive effect to the shares issued in connection with the spin-off of our company from Imperial Petroleum Inc. in June 2023 and to the reverse stock split effected in April 2024.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	March 31,
	2023	2024
Assets
Current assets
Cash and cash equivalents	695,288	28,163,578
Time deposits	8,368,417	6,784,900
Trade and other receivables	10,443,497	4,235,499
Other current assets	33,846	—
Inventories	689,269	912,788
Advances and prepayments	80,267	54,939

Total current assets	20,310,584	40,151,704

Non current assets
Vessels, net	75,161,431	73,779,134

Total non current assets	75,161,431	73,779,134

Total assets	95,472,015	113,930,838

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	547,017	1,010,332
Payable to related parties	38,531,016	39,528,709
Accrued and other liabilities	634,297	885,349
Deferred income	215,836	179,326

Total current liabilities	39,928,166	41,603,716
Non current liabilities
Warrant liability	—	6,195,439

Total non current liabilities	—	6,195,439

Total liabilities	39,928,166	47,799,155

Commitments and contingencies
Stockholders’ equity
Capital stock	874	19,530
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	47,191,056	57,025,197
Retained earnings	8,345,919	9,080,956

Total stockholders’ equity	55,543,849	66,131,683

Total liabilities and stockholders’ equity	95,472,015	113,930,838

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Three month period ended March 31,
	2023	2024
Cash flows from operating activities
Net income for the period	751,353	3,786,620
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	670,064	1,382,297
Share based compensation	—	63,464
Unrealized foreign exchange loss on time deposits	—	131,511
Unrealized loss on warrants	—	629,871
Offering costs attributable to warrant liability	—	1,078,622
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(275,698)	6,207,998
Other current assets	—	33,846
Inventories	(236,902)	(223,519)
Advances and prepayments	4,336	25,328
Increase/(decrease) in
Trade accounts payable	(284,443)	463,315
Payable to related parties	—	999,777
Accrued liabilities	76,530	251,052
Deferred income	—	(36,510)

Net cash provided by operating activities	705,240	14,793,672

Cash flows from investing activities
Increase in bank time deposits	—	(6,801,175)
Maturity of bank time deposits	—	8,253,181

Net cash provided by investing activities	—	1,452,006

Cash flows from financing activities
Net transfers to parent	(705,240)	—
Proceeds from follow-on offerings	—	13,147,990
Stock issuance costs	—	(1,733,711)
Dividends paid on preferred shares	—	(191,667)

Net cash (used in)/provided by financing activities	(705,240)	11,222,612

Net increase in cash and cash equivalents	—	27,468,290
Cash and cash equivalents at beginning of period	—	695,288

Cash and cash equivalents at end of period	—	28,163,578

Supplemental Cash Flow Information
Non-cash Investing and Financing Activities
Dividends on preferred shares Series A included in payable to related parties		160,416